QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2007

INTRODUCTION

The following information, prepared as of March 12, 2008, should be read in conjunction with the audited annual consolidated financial statements of Quest Capital Corp. (“Quest” or the “Company”) as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

BUSINESS PROFILE AND STRATEGY

In December 2007, Quest reorganized its business, operations and assets in order to qualify as a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) (the “Tax Act”). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. As of January 1, 2008, the Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of the issued and outstanding shares.

These steps represent the culmination of Quest’s evolution into a mortgage lender, concentrating on residentially oriented properties in Canada.  Whereas in the past, Quest had engaged in bridge loan financings to resource companies, corporate finance transactions and had made investments outside of Canada, as at December 31, 2007, the Company has streamlined and simplified its operations to conform to the MIC qualification rules under the Tax Act.

The Company’s primary lending activities are hereafter anticipated to be in first mortgages on Canadian real estate, concentrating on residentially oriented loans.  In general, a loan is residentially oriented if, at the time the loan is made, greater than 80% of the real estate by which the loan is secured, is, or is intended to be, devoted to residential purposes.  This includes developing or financing single family, apartment, condominium, social housing and nursing/retirement residences.

The strategy of the Company is to produce a significant dividend yield for shareholders, while at the same time profitably growing the mortgage portfolio.  To this end, Quest completed a financing in early January 2008 which provides it with an $88.0 million revolving debt facility to be used to increase its mortgage portfolio.  This is considered to be growth through leverage.  The Company plans to pursue other avenues for increasing leverage in the future.

NON-GAAP MEASURES

Basic earnings per share (“EPS”) before taxes, return on equity before taxes, return on assets before taxes and payout ratio on earnings before taxes do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The fact that tax expense is for the most part a non-cash item is the major reason the Company calculates and highlights various ratios on a before tax basis.  Non-GAAP measures used in this management’s discussion and analysis (“MD&A”) are calculated as follows:

•	basic earnings per share before taxes – earnings before taxes divided by number of common shares outstanding for basic EPS purposes;

•	return on equity before taxes – earnings before taxes divided by average shareholders’ equity;

•	return on assets before taxes – earnings before taxes divided by average total assets; and

•	payout ratio on earnings before taxes – dividends paid divided by earnings before taxes.

Readers are cautioned not to view non-GAAP measures as alternatives to financial measures calculated in accordance with GAAP.

2007 FINANCIAL HIGHLIGHTS

Among the major financial highlights for 2007 was Quest’s ability to increase its lending capacity in terms of human capital, credit adjudication and funding processes.  The Company’s systems and processes have been developed to allow for a significant increase in its mortgage lending operations.  At the end of 2007, Quest completed its transformation into a MIC.  To do this, it shed itself of certain of its previous operating activities in its management and corporate services areas, as well as its investments in other public companies.  The decrease in non-interest income in 2007 from that in 2006 reflects this decrease in activity.  As well, the Company invested heavily in professional services for legal and taxation advice and a great deal of resources were devoted to complying with the Sarbanes-Oxley (“SOX”) regulations of the United States (“US”) securities regulators and with the ongoing corporate governance and disclosure requirements of the Canadian securities regulatory authorities.  These significant non-recurring expenses inflated the Company’s non-compensation expenses above normal levels; details of this are included in the “results of operations” section of this MD&A.

The Company recorded significant tax expenses in 2007 as a result of drawing down on future tax assets set up in prior years.  In the Company’s case, taxes are non-cash items for the most part; however, the reversal of tax assets set up in prior years has caused a significant increase in tax expense and a decrease in the Company’s 2007 net earnings from those of 2006.  The fact that tax expense is for the most part a non-cash item is the major reason the Company calculates and highlights various ratios on a before tax basis.

The following table highlights certain aspects of Quest’s 2007 financial performance and should be read in conjunction with the “Results of Operations” section of this MD&A.

FINANCIAL PERFORMANCE

Table 1 - Selected Annual Financial Information(2)
($ thousands, except per share amounts)
	2007	2006	2005	Change from 2006
				$	%
Key Performance Indicators
Interest and related fees	42,114	32,591	17,410	9,523	29%
Non-interest income	11,050	18,499	9,490	(7,449)	(40%)
Net interest and non-interest income	52,498	49,472	26,837	3,026	6%
Earnings before income taxes	35,988	36,984	17,168	(996)	(3%)
Earnings per share before taxes(1)	0.25	0.27	0.17	(0.02)	(7%)
Net earnings	23,667	43,701	23,551	(20,034)	(46%)
Earnings per share – basic	0.16	0.32	0.23	(0.16)	(49%)
Earnings per share – diluted	0.16	0.31	0.23	(0.15)	(49%)
Return on equity before taxes(1)	13%	16%	13%
Return on assets before taxes(1)	11%	15%	11%
Dividends per share	0.095	0.050	0.030
Payout ratio on earnings before taxes(1)	38%	19%	18%
Total assets	325,744	305,737	187,918	20,007	7%
Total liabilities	35,110	31,608	13,624	3,502	11%
Shareholders' equity	290,634	274,129	174,294	16,505	6%
Book value per share	1.98	1.89	1.46

1.	See page 2 for a discussion on non-GAAP measures.

2.	The amounts presented reflect the adoption of financial instruments standards on a retroactively without restatement, refer to note 2 to the Company’s financial statements.

DIVIDEND POLICY FOR 2008

Dividend payments reduce the taxable income of a MIC.  These dividends are taxed as interest in the hands of shareholders.  Consistent with its MIC status for taxation purposes, Quest’s dividend policy is to distribute sufficient dividends to shareholders throughout 2008 and within 90 days after the end of 2008 to reduce its taxable income to a negligible amount, after first deducting all available loss carry forwards and other deductions against 2008 taxable income.  It is expected that this will result in a significant increase in dividends above 2007 levels.

OUTLOOK

Quest’s primary focus for 2008 is twofold.  The first is to utilize its tax status as a MIC to pay negligible income taxes and in the process enhance the dividend yield for shareholders.  The second is to grow its mortgage portfolio profitably and safely using leverage, that is, through using its revolving debt facility rather than through earnings retained in the business.  The Company expects to be able to decrease certain of its general and administrative expenses.  Staff growth will be contained as the human resources platform at the end of 2007 is expected to be sufficient to manage the expected growth in the loan portfolio.  Non-interest income will be negligible in 2008 as the Company divested itself of the operations producing this income at the end of 2007 as part of its process to become MIC eligible.

RESULTS OF OPERATIONS

Table 3 - Condensed Income Statement
($ thousands)
	2007				2006				2005
		$		%		$		%		$		%
Income net of interest expense and provisions
Interest and related fees	42,114		80		32,591		66		17,410		65
Non-interest income	11,050		21		18,499		37		9,490		35
Interest on debt	(666)		(1)		(1,380)		(3)		(63)		-
Provision for loan losses	-		-		(238)		-		-		-
	52,498		100		49,472		100		26,837		100
Expenses
Salaries	5,042		30		2,889		23		2,108		22
Bonuses	4,056		24		5,525		44		2,000		21
Stock-based compensation	1,085		7		521		4		2,142		22
Legal and professional services	2,904		18		1,908		16		820		9
Other	3,423		21		1,645		13		2,531		26
	16,510		100		12,488		100		9,601		100

Earnings before income taxes	35,988				36,984				17,236
Income taxes (recovery)	12,321				(6,717)				(6,315)

Net earnings	23,667				43,701				23,551

Interest and related fees

Interest and related fees increased $9.5 million or 29% to $42.1 million for 2007 as compared to $32.6 million in 2006 and $17.4 million in 2005.  This increase was largely due to greater average loan balances in 2007 as compared to 2006 resulting from an increase in Quest’s market penetration related to the hiring of two additional loan originators.  Measured on a quarterly basis, the average outstanding loan portfolio was $260.3 million in 2007, a $47.9 million or 23% increase over the $212.4 million average balance outstanding in 2006. Based on these average outstanding portfolio balances, interest and related fee yields were 16.2% in 2007 compared to 15.3% in 2006.

Non-interest income

The Company’s non-interest income largely relates to its marketable securities and investments, and to its management and corporate finance services operations.  As explained elsewhere in this MD&A, the Company divested itself of these operations during 2007 in part to attain MIC eligibility.  Consequently, revenues from these activities in 2007 decreased $7.4 million or 40% to $11.1 million from $18.5 million in 2006 and $9.5 million in 2005.

Interest expense and provision for loan  losses

Interest expense relates to interest on Quest’s revolving debt facility and other debt and is intermittent in nature. The Company plans to utilize its revolving debt facility to a greater extent in future periods.  There was no provision for loan losses in 2007 compared to a provision on one loan for $0.6 million in 2006.

Salaries and bonuses

Salaries and benefits increased $2.2 million or 75% to $5.0 million in 2007 compared to $2.9 million in 2006 and $2.1 million in 2005 as a result of the addition of new employees to manage the increase in the average portfolio outstanding and to meet regulatory and more sophisticated procedural demands.  Total head count, in Quest’s lending business, as at December 31, 2007 was 21 compared to 13 as at December 31, 2006.  At the time Quest Management Corp. and Quest Securities Corporation were disposed of in December 2007, all 10 employees engaged in management and corporate finance services were terminated.  A total of $0.6 million in severance charges have been recorded in 2007 compared to $nil in 2006 and 2005.

Bonuses for the year ended December 31, 2007 were $4.1 million, a decrease of $1.5 million or 27% from $5.5 million in 2006 and $2.0 million in 2005, primarily due to a decrease in bonuses paid to employees in the corporate finance operations.  Bonuses represent amounts under the Company’s incentive plans paid to officers and employees of the Company.  The Company’s incentive plans include discretionary and non-discretionary components. Discretionary payments and allocations are subject to the approval of the Compensation Committee and the Board of Directors.

Stock based compensation

Stock based compensation increased $0.6 million or 108% in 2007 to $1.1 million as compared to $0.5 million in 2006 and $2.1 million in 2005 as a result of a greater number of options being granted to employees and directors.  In 2007, 2,855,000 options were granted to employees and directors, in 2006 the number of options granted was 550,000.  The expense related to options is recorded on a straight line basis over the expected vesting term of the option (usually three years), therefore the 2007 expense relates to options vesting over a three year period.

Legal and professional fees

Legal and professional fees increased $1.0 million or 52% to $2.9 million in 2007 as compared to $1.9 million in 2006 and $0.8 million in 2005, primarily due to several non-recurring advisory expenses in 2007 related to the following: $0.4 million in tax planning and advisory fees relating to the Company’s conversion to a MIC; $0.8 million in advisory services related to SOX compliance, including the provision of an internal audit function by external consultants; $0.2 million in tax compliance fees related to the re-filing of prior year’s US tax returns.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses have increased $1.8 million or 108% to $3.4 million in 2007 from $1.6 million in 2006 and $2.5 million in 2005.  The 2007 increase is largely a result of costs associated with increased staff levels and loan activities during 2007.  Also included in 2007 other expenses is a $0.3 million non-recurring charge related to sales tax.

Provision for income taxes

For fiscal years 2005 and 2006, the Company recognized a future tax asset based on the likely realization of tax losses which were to be utilized against future taxable earnings.  In 2005, a future tax asset (and a reduction in income tax expense) of $6.5 million was recognized and in 2006 an additional $8.0 million was recognized.  As a result of the recognition of these future tax assets in 2005 and 2006, net earnings increased by $6.5 million and $8.0 million, respectively.

In 2007, net earnings were reduced through the recording of a tax provision as a result of the utilization of the future tax assets set up in 2006 and 2005.  The tax assets are comprised of losses carried forward and other tax deductions (see Critical Accounting Policies and Estimates – Future Tax Asset).  In 2007, tax assets were reduced and transferred to the provision for taxes on the statements of earnings in the amount of $11.9 million.  The balance of the 2007 provision represents current tax expenses related to the Company’s subsidiaries.  In 2008, the future tax asset will be further utilized to reduce taxable income.  The set up and utilization of these tax assets are non-cash items.

Net earnings

For the year ended December 31, 2007, the Company had consolidated net earnings of $23.7 million (or $0.16 basic EPS) compared to consolidated net earnings of $43.7 million (or $0.32 basic EPS) in 2006 and $23.6 million (or $0.23 basic EPS) in 2005.  As discussed in the above section on income taxes, much of the decrease in net earnings is attributable to the manner by which income taxes, a non-cash item for the most part, has been accounted for.

Comprehensive income
At December 31, 2007, the Company has no available for sale assets or liabilities whose fair values differ from their original carrying value.  As a result, there is no accumulated other comprehensive income to report as at December 31, 2007.  The transition adjustment of $2.2 million at January 1, 2007 relating to investments was reversed due to dispositions of all of these assets during 2007, resulting in comprehensive income of $21.4 million.

FINANCIAL POSITION

Table 4 - Asset Components
($ thousands)
	2007			2006			2005
Asset mix		$	%		$	%		$	%
Cash and cash equivalents	30,484		9%	9,506		3%	33,739		18%
Marketable securities and investments	-		-	11,845		4%	18,062		9%
Loans	277,710		85%	264,902		87%	124,551		66%
Future tax asset	3,916		1%	14,500		5%	6,488		3%
Other	13,634		5%	4,984		1%	6,763		4%
	325,744		100%	305,737		100%	189,603		100%

Cash, marketable securities and investments

The Company’s cash resources at December 31, 2007 were $30.5 million as compared to $9.5 million as at December 31, 2006.  Cash and cash equivalents include cash balances with a major Canadian chartered bank, and do not include any investments in commercial paper.

As the Company’s focus is to provide loans, its cash balances will vary depending on the timing of loans advanced and repaid.

As explained elsewhere in this MD&A, the Company disposed of its marketable securities and investments during 2007 in order to attain MIC eligibility.

Loans

The Company’s loan portfolio continued to grow in 2007 to $277.7 million at year end representing a 5% increase over the previous year’s portfolio balance.  As at December 31, 2007, 94% of the Company’s loan portfolio was comprised of mortgages on real estate, compared to 87% as at December 31, 2006.

As at December 31, 2007, Quest’s loan portfolio consisted of 55 loans of which 49 were mortgages secured by real estate and 6 were bridge loans secured by various mining and energy related assets.  The following table highlights the evolution of the portfolio by asset type over the last three years:

Table 5 – Loan Portfolio
($ thousands)
	2007			2006			2005
		$	%		$	%		$	%
Principal Outstanding
Mortgages
Land under development	151,607		52%	138,181		49%	61,337		49%
Real estate – residential	22,752		8%	5,600		2%	5,091		4%
Real estate – commercial	51,123		18%	80,678		29%	36,152		29%
Construction	54,162		18%	15,590		6%	10,045		8%
Total mortgages	279,644		96%	240,049		86%	112,625		90%
Bridge loans	10,549		4%	38,824		14%	13,278		10%
Total principal outstanding	290,193		100%	278,873		100%	125,903		100%
Prepaid and accrued interest	(8,877)			(9,391)			(981)
Deferred loan fees and other	(3,606)			(4,580)			(371)

As recorded on balance sheet	277,710			264,902			124,551

On a gross basis (including loans syndicated), the Company funded $328.0 million in loans in 2007, an increase of $48.8 million or 17% over the gross loans funded of $279.2 million in 2006.  The Company funded (net of syndications) $250.1 million of loans during 2007 compared to a net of $255.4 million funded during 2006.  As mentioned above, the Company will syndicate a loan, in certain instances, if it does not have sufficient cash resources to fund the entire loan itself or if it wishes to reduce its exposure to a borrower.

The following table illustrates loan continuity on a net basis. The increase in repayments and other in 2007 to $238.8 million from $102.4 million in 2006 is due to the short terms of loans offered to borrowers. The Company charges commitment fees each time a loan is funded or renewed, hence the shorter the loan term, the greater the capacity to fund new loans and earn commitment fees.

Table 6 – Loan Principal Continuity
($ thousands)

	2007		2006		2005
	$		$		$
Principal balance, beginning of year		278,873		125,903		76,179
Loans funded (net)		250,123		255,373		116,884
Loans repaid and other (net)		(238,803)		(102,403)		(67,160)
Principal balance, end of year		290,193		278,873		125,903

As at December 31, 2007 the portfolio was comprised of 93% first mortgages and 7% second mortgages. In the case of second mortgages, the overall loan to value including Quest’s second and others’ prior first charges generally do not exceed 75%. The following table outlines Quest’s continuing evolution towards concentrating on first mortgages:

Table 7 - Priority of Mortgage Security Charges(1)
($ thousands)
	2007			2006			2005
Principal secured by:		$	%		$	%		$	%
1st charges	259,344		93%	193,144		80%	75,923		67%
2nd charges	20,300		7%	46,905		20%	36,702		33%

Total mortgages	279,644		100%	240,049		100%	112,625		100%

1.      Includes mortgage portion of loan portfolio only.

As at December 31, 2007, the mortgage portfolio is concentrated in western Canada, orientated with loans in British Columbia representing 58% of the portfolio, 34% in Alberta and 8% in Ontario and other.  The Company expects that the portfolio will continue to be weighted in favour of western Canada for the near term reflecting in part the economic strength of the region.

The following table indicates the geographical concentrationof the Company’s mortgages at the stated year ends.

Table 8 - Geographic Location of Mortgages(1)
($ thousands)
	2007			2006			2005
Principal outstanding		$	%		$	%		$	%
British Columbia	160,986		58%	115,111		48%	56,602		50%
Alberta	94,440		34%	88,913		37%	30,995		28%
Ontario	17,500		6%	31,140		13%	20,198		18%
Other	6,718		2%	4,885		2%	4,830		4%

Total mortgages	279,644		100%	240,049		100%	112,625		100%

1.      Includes mortgage portion of loan portfolio only.

Management reviews the loan portfolio’s geographical portfolio composition on a regular basis and adjusts its targets to reflect market conditions and company requirements.

Credit quality and impaired loans

As part of the Company’s security, full corporate and/or personal guarantees may be required from the borrower.  Where in Quest’s opinion the real estate security alone is not as strong as management may require, additional collateral is obtained by way of collateral charges on other real estate owned by the borrower or by letters of credit.  Management reviews the portfolio on a regular basis to confirm whether the quality of the underlying security is maintained and that, if credit conditions have deteriorated, suitable action is taken.

As at December 31, 2007, the Company had one non-performing loan in the amount of $7.5 million on which remedial action has been undertaken. In management’s estimate, the underlying security on this loan is of sufficient value to ensure recovery of the Company’s investment.

Quest has no exposure to US sub-prime mortgages or to any structured investment vehicles.  Quest also has no derivative instruments.

Future income taxes and other assets

The Company has recognized a future tax asset based on the likely realization of tax losses to be utilized against future taxable income.  In 2007, the provision for income taxes on the statements of earnings was charged for the amount of this asset, as represented by tax losses carried forward, required to reduce taxable income to nil and transferred the amount of $11.9 million from future income tax asset to current year tax expense.  The Company has also recognized a future tax liability related to its former U.S. based operations.

Other assets at December 31, 2007 include $12.5 million of restricted cash, of which $10.5 million was held in trust to fund borrower’s future interest payments.

Liabilities

Total liabilities at December 31, 2007 were $35.1 million as compared to $31.6 million, as at December 31, 2006 representing an 11% increase.  The largest component of total liabilities was the Company’s revolving debt facility.  At year end, the Company had a $25.0 million revolving debt facility, which the Company had fully drawn upon.  In January 2008, this facility was increased to $88.0 million.  This facility is used to fund loans, as well as to bridge any gap between loan advances and loan repayments.

Capital management

Quest’s shareholders’ equity as at December 31, 2007 of $290.6 million is $16.5 million or 6% greater than that as at December 31, 2006.  During 2007, the Company paid out $13.9 million in dividends, approximately 39% of its earnings before taxes. As discussed above, as a MIC, the Company intends to pay out sufficient dividends in 2008 to reduce taxable income to a negligible amount, after first deducting available losses and other tax deductions carried forward from 2007.  The Company’s current strategy is to grow through use of leverage and not through further accumulation of earnings.  To this effect, as stated above, it has negotiated an increase in its revolving debt facility to $88 million in early January 2008.

Contractual obligations

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The Company’s Calgary office is leased on a month to month basis.  The total minimum lease payments for the years 2008 – 2012 are $2.6 million.  As well, the Company has committed to fund loan principal as at December 31, 2007 in the amount of $98.3 million. The following table illustrates these obligations by period due:

Table 9 – Contractual obligations ($ thousands)	Obligation due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	$2,588	$625	$1,173	$790	-
Loan Commitments	98,300	98,300	-	-	-
Total	$100,888	$98,925	$1,173	$790	-

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY AND FOURTH QUARTER RESULTS
Table 10 - Summary Of Quarterly Results ($ thousands, except per share amounts)
	Fourth Qtr 2007		Third Qtr 2007		Second Qtr 2007		First Qtr 2007		Fourth Qtr 2006		Third Qtr 2006		Second Qtr 2006		First Qtr 2006
	$		$		$		$		$		$		$		$
Interest and related fees		11,091		10,110		10,106		10,807		10,597		8,781		7,415		5,798
Non-interest income		2,187		1,966		4,014		2,883		1,265		3,368		7,905		5,961
Earnings before taxes		8,156		7,782		10,735		9,315		7,918		9,087		11,664		8,315
Net earnings		3,648		5,264		7,366		7,389		16,021		8,770		10,882		8,028
Basic Earnings Per Share		0.02		0.04		0.05		0.05		0.12		0.06		0.08		0.06
Total Assets		325,744		304,294		295,798		244,025		301,117		280,784		265,614		205,614
Total Liabilities		35,110		13,125		7,487		6,999		36,228		25,036		20,264		11,445

The Company’s interest and related fees have generally continued to increase for the past eight quarters as the Company’s loan portfolio has grown.

Non-interest income varies by quarter depending on the amount of management, advisory, and finder’s fees received, marketable securities’ trading gains/(losses) and realized gains and write-down of investments.  During the second quarter of 2006 and fourth quarter of 2006, net earnings were positively impacted by the recognition of a future tax asset of $0.8 million and $7.7 million, respectively, as a result of the likely realization of unused tax losses from future earnings.

Fourth Quarter

Interest and related fees increased $0.5 million or 5% to $11.1 million during the fourth quarter of 2007 as compared to $10.6 million in the fourth quarter of 2006.

Non-interest income increased $0.9 million or 73% to $2.2 million during the fourth quarter of 2007 as compared to $1.3 million in the fourth quarter of 2006.  This increase was due to the sale of all of the Company’s marketable securities and investments to enable Quest to become MIC eligible.

Earnings before taxes increased $0.2 million or 3% to $8.2 million during the fourth quarter of 2007 as compared to $7.9 million in the fourth quarter of 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its audited consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.  Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses, where required, on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  This evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio on at least a quarterly basis and specific provisions are established where required on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•	the nature and quality of collateral and, if applicable, any guarantee;

•	secondary market value of the loan and the related collateral;

•	the overall financial strength of the borrower;

•	the length of time that the loan has been in arrears; and

•	the borrower’s plan, if any, with respect to restructuring the loan.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on its likely realization of tax losses to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.  The Company has also recognized a future tax liability related to its former U.S. based operations.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income.  As a result of adopting these new standards, a separate consolidated statement of comprehensive income is presented in the Company’s financial statements, comprised of net earnings and changes in unrealized gains or losses related to available-for-sale investments.

The Company will be adopting four new accounting of pronouncements, namely, Section 3862 “Financial Instruments – Disclosure”, Section 3863 “Financial Instruments – Presentation”, Section 1535 “Capital Disclosures”  and Section 3064 “Goodwill and intangible assets”.  For further details, refer to Note 3 of the Company’s audited consolidated financial statements as at December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006, and 2005.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Notes 4 and 12 of its audited consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.  Historically, certain directors or officers of Quest joined the boards of companies in which Quest had invested or to which Quest had provided bridge loan financing to ensure Quest’s interests were represented.  This strategy resulted in related party transactions.  As mentioned above, Quest Securities Corporation and Quest Management Corp. were sold to certain officers and directors of Quest.  These transactions were reviewed and approved by a valuation committee of the Board, comprised of three independent directors.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 12, 2008, the Company had the following common shares and stock options outstanding:

Common shares	146,789,711
Stock options	11,753,000
Fully diluted shares outstanding	158,542,711

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Risk Management

The success of Quest is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, Quest is exposed to many factors that could adversely affect its business, financial conditions or operating results.  Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors.  The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements.

Credit Risk Management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result.  Senior management is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	the employment of qualified and experienced loan originators and underwriters;

•	the investigation of the creditworthiness of all borrowers;

•	the engagement of qualified independent consultants such as lawyers, quantity surveyors, real estate appraisers and insurance consultants dedicated to protecting the Company’s interests;

•	the segregation of duties to ensure that a qualified funding manager is satisfied with all due diligence requirements prior to funding; and

•	the prompt initiation of recovery procedures for all overdue loans.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate.  The Board has delegated much of this responsibility to its Credit Committee, which is comprised of three independent directors.  They are provided monthly with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio.  The Credit Committee is required to approve all loan applications between $15 million and $25 million, and any loan application for amounts greater than $25 million must be approved by the Board.  The Board has delegated approval authority for all loans less than $15 million to an approval committee comprised of senior management.  In addition, the Company does not allow any one loan to exceed 10% of the Company’s loan portfolio and restricts lending to any one borrower to 20% or less of the Company’s loan portfolio.  As at December 31, 2007, the largest loan in the Company’s loan portfolio was $24.1 million (8% of the Company’s loan portfolio); this was also the largest aggregate amount owing by any one borrower.  The Company continually reviews its policies regarding its lending limits and expects to reduce the aggregate limit available to any one borrower in the view of the expected growth of its loan portfolio.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due.  This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments.  The goal of liquidity management is to ensure that adequate cash is available to honour all future loan commitments. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. Quest manages its liquidity risk by monitoring scheduled mortgage fundings and repayments, and whenever necessary, accessing its debt facility to bridge any gaps in loan maturities and funding obligations.

Market Risk

Market risk arises as a result of changes in conditions which affect real estate values.  These market changes may be regional or national in nature or may revolve around a specific product type.  Risk is incurred if the value of real estate securing the Company’s loans falls to a level approaching the loan amounts.  Quest is subject to risks in its construction lending business if borrowers are not able to absorb rising costs of labour and materials.  In addition, the Company has loaned funds to a number of companies, which funds are used for development including the re-zoning in respect of the relevant project.  Any decrease in real estate values may delay the development process and will adversely affect the value of the Company’s security.  To manage these risks, management ensures that its mortgage origination team is aware of the market conditions that affect each mortgage application and the impact that any changes may have on security for a particular loan.  Management and the Board monitor changes in the market on an ongoing basis and adjust the Company’s lending practices and policies when necessary to reduce the impact of the above risks.

Interest Rate Risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans.  Quest has traditionally used equity to fund its loans and therefore has not been exposed to interest rate risk.  With the advent of funding loans using its debt facility priced off the bank prime rate, the Company will incur interest rate risk.  The Company manages this risk through matching of its lending rate and its borrowing rate and the pricing of certain loans is based upon bank prime rate.  The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate.  Quest currently mitigates this risk by lending for short terms, with terms at the inception of the loan varying from six months to two years.  The average remaining term of the Company’s loan portfolio at December 31, 2007 is less than one year.

INTERNAL DISCLOSURE CONTROLS AND PROCEDURES

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.  The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

During the preparation of Note 17(f) “Reconciliation to US GAAP” of the Company’s 2007 consolidated financial statements, management identified disclosure errors in the calculation of cumulative other comprehensive income.  Adjustments were made to comparative figures, specifically relating to cumulative translation adjustment and adjusted fair value of investments.  As a result of these findings, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were not wholly effective for the 2006 and 2005 comparative years included in the December 31, 2007 consolidated financial statements.

Throughout 2007, the Company’s management has taken appropriate action to remediate disclosure control deficiencies, and as at December 31, 2007, management, including the CEO and CFO, performed an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.  Based on this evaluation, the CEO and CFO were of the view that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company is recorded, processed, summarized and reported using the appropriate forms and within the appropriate time periods.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management recognizes that the effectiveness of internal controls over financial reporting were not wholly effective in previous years, due to disclosure errors in US GAAP reconciling items.  However, due to initiatives taken by management to improve its internal control over financial reporting during 2007, the CEO and CFO have concluded that internal control over financial reporting was effective as at December 31, 2007.

ECONOMIC OUTLOOK

Canada’s credit markets have entered one of the most uncertain times in recent memory. Interest rates are expected to fall, while credit spreads widen.  Global credit markets are in disarray.  At the same time, Canada’s Western provinces are expected to weather the economic storms better than the Central provinces.  These factors are viewed as opportunities by the Company given what management believes is its ability to extend credit quickly and efficiently in its’ predominately British Columbia and Alberta niche markets.  Quest recognizes, however, that uncertainty can evolve into a rapidly deteriorating credit climate regardless as to the health of underlying economic fundamentals and has resolved to increase its vigilance as to the credit quality of its loans.

The current credit difficulties which large lending institutions are experiencing may lead to more loan applications being presented to Quest for its consideration.  This in turn should allow the Company to be more selective about the loans that it chooses to fund.  The Company expects to be able to expand its mortgage portfolio, in 2008, through the utilization of its revolving debt facility, with loans which meet the Company’s credit and yield criteria.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  These statements appear in a number of places in this MD&A and include statements regarding our intent, beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.